FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2004

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein 1) as Exhibit 1 is a copy of a Announcement No. 9 - 2004 TORM - Results for first quarter 2004 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange (the "Exchange") on May 19, 2004, 2) as Exhibit 2 is a copy of a Share Statement No. 9 - 2004 issued by the Company to the Exchange on May 24, 2004 and 3) as Exhibit 3 is a copy of a Share Statement No. 10 - 2004 issued by the Company to the Exchange on May 25, 2004.

Exhibit 1
---------

ANNOUNCEMENT NO. 9- 2004

19 May 2004

TORM - results for first quarter 2004 - Expectations for 2004 of profit before tax on own activities of minimum DKK 750-800 mill.

o Profit from own activities was DKK 249 mill., which was better than expected and is considered highly satisfactory.

o Profit after tax for the first quarter of 2004 was DKK 1.096 mill., including value adjustment on the NORDEN shares of DKK 847 mill. The value adjustment on the NORDEN shares has from the end of first quarter 2004 to 18 May 2004 decreased to DKK 506 mill.

o Profit before depreciation was DKK 317 mill. for the first quarter 2004 (DKK 139 mill. for the first quarter of 2003).

o Profit before financial items was DKK 267 mill. for the quarter (DKK 87 mill.).

o    Cash flow from operating activities was DKK 308 mill. (DKK 95 mill.).

o Return on invested capital was 31.9% p.a. and return on equity was 145.6% p.a. for the quarter. Shareholders' equity totalled DKK 3,559 mill. as at 31 March 2004.

o Freight rates in the Tanker division have for the first quarter and into the second quarter 2004 been above the expectations in the Annual Report 2003. In the Bulk Division, freight rates have been in line with the expectations in the first quarter 2004 but below expectations in the beginning of the second quarter.

o Pre tax profit expectations for 2004 are minimum DKK 750-800 mill. before any value adjustments related to the shares in Dampskibsselskabet `NORDEN' A/S.

A telephone conference reviewing the results will take place on Monday 24 May 2004 at 17.00 hours Danish time to review the results. The telephone conference will also be accessible via the Internet (www.torm.com). In order to participate please call 10 minutes prior to the start of the telephone conference on +45 32 71 46 11 (from Europe) or +1 334 420 4950 from the U.S.

A/S Dampskibsselskabet TORM

Contact persons:    Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                    Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

KEY FIGURES FOR THE GROUP
---------------------------------------------------------------------------------------
DKK mill.
                                                     q1      q1   Change q1   Full year
                                                   2004    2003     2003-04        2003
---------------------------------------------------------------------------------------
INCOME STATEMENT
Net revenue                                         610     502         22%       1,928
Time Charter equivalent earnings                    487     317         54%       1,307
Gross profit                                        333     153        118%         647
Profit before depreciation                          317     139        128%         572
Profit before financial items                       267      95        181%         395
Net gain/(loss) from other investments and
   securities                                       851      10       8725%         682
Other financial items                               -22      -4        548%         -25
Profit/(loss) before tax                          1,096     101        985%       1,052
Net profit after tax for the period               1,096     101        985%       1,051
---------------------------------------------------------------------------------------
BALANCE SHEET
Total assets                                      6,228   4,159         50%       4,894
Shareholders' equity                              3,559   1,674        113%       2,464
Liabilities                                       2,669   2,485          7%       2,430

Invested capital                                  3,509   2,932         20%       3,186
Net interest bearing debt                         1,774   1,562         14%       1,698
---------------------------------------------------------------------------------------
CASH FLOW
From operating activities                           308      87        254%         494
From investing activities                          -311    -217         43%      -1,008
   thereof investment in tangible fixed assets     -311    -328         -5%      -1,122
From financing activities                           154     182        -15%         471
                                                    ---     ---                     ---
Net cash flow                                       151      52        190%         -43
---------------------------------------------------------------------------------------
KEY FIGURES
Gross margin                                      54.6%   30.5%                   33.6%
Profit before depreciation/Net revenue            52.0%   27.7%                   29.7%
Profit before financial items/Net revenue         43.8%   18.9%                   20.5%
RoE (p.a.)                                       145.6%   24.5%                   51.4%
RoIC (p.a.)                                       31.9%   13.2%                   13.1%
Equity ratio                                      57.1%   40.3%                   50.3%

Share price, end of period (DKK)                  356.4    65.8        442%       180.5
Millions of shares, end of period                  18.2    18.2          0%        18.2
Earnings per share (DKK)                           63.2     5.8        984%        60.7
Exchange rate USD/DKK, end of period               6.09    6.82        -11%        5.96
Exchange rate USD/DKK, average                     5.96    6.92        -14%        6.59

---------------------------------------------------------------------------------------

FIRST QUARTER 2004 RESULTS

Profit from own activities was DKK 249 mill. Profit after tax for first quarter 2004 was DKK 1,096 mill., including value adjustment on the NORDEN investment of DKK 847 mill.

Gross profit for the first quarter of 2004 was DKK 333 mill. (as against DKK 153 mill. for the first quarter 2003). The increase was primarily the result of the net effect of higher freight rates achieved by the Tanker Division, a strong increase in freight rates in the Bulk Division, an increased number of available operating days for both the Tanker and Bulk divisions due to the delivery of vessels, countered by a 14% reduction in the USD/DKK exchange rate in comparison with first quarter 2003.

Profit before depreciation was DKK 317 mill. (DKK 139 mill.).

Depreciation was DKK 50 mill. (DKK 44 mill.). The increased depreciation is brought about by an increase in the Company's fleet through the delivery of three product tanker newbuildings and two second hand bulk carriers in the period April 2003 to March 2004, offset by the lower USD/DKK exchange rate.

Net financial items were positive by DKK 829 mill. (DKK 6 mill.). These included net gains on securities - primarily the NORDEN shares - of DKK 851 mill., net interest expense of DKK 16 mill. less other financial items of minus DKK 6 mill.

Profit before tax was DKK 1,096 mill. (DKK 101 mill.).

Profit after tax was DKK 1,096 mill. (DKK 101 mill.)

The Tanker Division's net profit was DKK 125 mill. whilst the Bulk division showed a net profit of DKK 121 mill. Other activities - primarily unallocated financial items - generated after tax profits of DKK 850 mill.

Cash flow from operating activities was positive by DKK 308 mill. during the first quarter of 2004 and consisted primarily of cash operating earnings.

Cash flow from investments was negative by DKK 311 mill., mainly consisting of investments in fixed assets, primarily vessels.

Cash flow from financing activities was DKK 154 mill. for the first quarter of 2004. This amount consists primarily of loan draw-downs in connection with the delivery of newbuildings and second hand vessels totalling DKK 425 mill., less repayments of mortgage and leasing debt of DKK 250 mill.

Net cash flow for the first quarter of 2004 was DKK 151 mill. The Company's cash and bond holdings totalled DKK 630 mill. against DKK 479 mill. at the end of 2003.

Total assets rose during the quarter from DKK 4,894 mill. to DKK 6,228 mill. primarily due to an increase in fixed assets during the period from DKK 4,169 mill. to DKK 5,354 mill. This positive effect was principally the result of the delivery in January 2004 of TORM Estrid, the increase in the value of the NORDEN investment and the increase in the USD/DKK exchange, offset by depreciation during the period. The investment in NORDEN is valued at a price of DKK 2,469 per share, which was the closing price on the Copenhagen Stock Exchange as at 31 March 2004.

The Company's net interest bearing debt increased during the first quarter of 2004 from DKK 1,698 mill. to DKK 1,774 mill. The increase is primarily the result of net loan draw-downs in connection with the delivery of newbuildings, countered by the positive cash flow for the period.

During the first quarter of 2004, equity rose from DKK 2,464 mill. to DKK 3,559 mill. mainly brought about by earnings during the period. The percentage of equity to total assets rose from 50.3% as at 31 December 2003 to 57.1% as at 31 March 2004.

As at 31 March 2004, TORM owned 787,376 own shares, which is equivalent to 4.3% of the Company's share capital. The number of owned shares decreased from 881,368 shares as at 31 December 2003 as a result of exercise of options under the Company's share incentive programme.

--------------------------------------------------------------------------------------------------
Q1 2004 - segment information (DKK mill.)
                                                          Tanker        Bulk
                                                        division    division   Unallocated   Total
--------------------------------------------------------------------------------------------------
Net revenue                                                  354         256             0     610
Port expenses and bunker                                     -85         -38             0    -123
                                                             ---         ---             -    ----
Time charter equivalent earnings                             269         218             0     487
Charter hire                                                 -19         -65             0     -84
Operating expenses                                           -55         -15             0     -70
                                                             ---         ---             -     ---
Gross Profit                                                 195         138             0     333
Profit on sale of vessels and interest                         0           0             0       0
Administrative expenses                                      -24          -8            -1     -33
Other Operating income                                        17           0             0      17
                                                              --           -             -      --
Profit before depreciation                                   188         130           - 1     317
Depreciation                                                 -42          -8             0     -50
                                                             ---          --             -     ---
Profit before financial items                                146         122            -1     267
Net gain/(loss) from other investments and securities          0           0           851     851
Other financial items                                        -21          -1             0     -22
                                                             ---          --             -     ---
Profit/(Loss) before tax                                     125         121           850   1,096
Tax                                                            0           0             0       0
                                                               -           -             -       -
Net profit for the period                                    125         121           850   1,096

--------------------------------------------------------------------------------------------------

TANKER DIVISION

Profit after tax in the Tanker Division was DKK 125 mill. for the first quarter.

Freight rates were at a high level during the first quarter of 2004, which usually is the case during the winter season. Economic growth and a high oil price contributed to keeping continually low stocks of refined products, which combined with a relatively cold winter in parts of North America all contributed to healthy freight rate levels for the Tanker Division.

Compared with the first quarter of 2003, rates were respectively 2% lower and 20% and 17% higher for the LR2, the LR1 and the MR segments. The first three months of 2004 compared with the same period in 2003 were not affected to the same degree by individual factors but still resulted in very firm rates.

The combined activity level for the Tanker Division expressed in terms of available earning days rose by 21% during the first quarter of 2004 as against the same period last year. In the LR2 segment, the number of available earning days rose by 69% from first quarter 2003 to first quarter 2004 as a result of the delivery of two newbuildings towards the end of 2003. In the LR1 segment, the increase was 37%, reflecting the delivery of the TORM Estrid in January 2004, whilst a marginal increase in the number of earning days in the MR segment was brought about by the delivery of two newbuildings during the first quarter of 2003, and the delivery of TORM Alice in February 2004.

Earnings data for the Tanker division

                                                      2003
                                               ------------------     2004   Change
                                               Full year       q1       q1    q1-q1
LR2/Aframax vessels
-----------------------------------------------------------------------------------
Available earning days                             1,231      270      455      69%
TCE per earning days (USD/Day)*)                  27,185   31,237   32,012       2%
OPEX per earning days (USD/Day)**)                -5,799   -5,651   -4,453      21%
Operating C/F per earning days (USD/Day)***)      13,911   16,931   21,697      28%
-----------------------------------------------------------------------------------

LR1/Panamax vessels
-----------------------------------------------------------------------------------
Available earning days                               847      210      288      37%
TCE per earning days (USD/Day)*)                  22,429   23,630   28,270      20%
OPEX per earning days (USD/Day)**)                -6,458   -5,691   -6,141      -8%
Operating C/F per earning days (USD/Day)***)      15,883   17,939   22,130     -23%
-----------------------------------------------------------------------------------

MR vessels
-----------------------------------------------------------------------------------
Available earning days                             4,015    1,004    1,047       4%
TCE per earning days (USD/Day)*)                  17,307   18,355   21,491      17%
OPEX per earning days (USD/Day)**)                -5,257   -5,701   -5,927      -4%
Operating C/F per earning days (USD/Day)***)      12,051   12,653   15,565      23%
-----------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

**)  Operating expenses for own vessels.

***) TCE earnings less operating expenses and charter hire.

THE BULK DIVISION

The Bulk Division achieved profits after tax of DKK 121 mill. for the first quarter of 2004. Freight rates in the dry bulk market were at an exceptionally high level during the first quarter of 2004 albeit there was a decreasing trend towards the end of the quarter and into the second quarter. The high rates for the period were primarily the result of very strong demand from China coupled with a significant increase in waiting time in many ports.

Freight rates for the first quarter were 153% and 112% respectively higher for TORM's Panamax and Handysize vessels compared to first quarter 2003.

When freight rates began to rise significantly towards the end of September 2003, TORM began to cover available earning days for 2004. This has contributed to ensuring less volatile earnings for the current year.

The number of available earning days during first quarter 2004 as compared with first quarter of 2003 increased by 19% for TORM's Panamax fleet as a result of the chartering-in of additional tonnage, whilst in the Handysize segment, one vessel was redelivered during 2003, which accounts for the decrease of 15% in the number of available earning days in this segment.

Earnings data for the Bulk Division

                                                     2003            2004   Change
                                              ---------------------------
                                              Full year       q1       q1    q1-q1
Panamax vessels
----------------------------------------------------------------------------------
Available earning days                            5,147    1,161    1,383      19%
TCE per earning day (USD/day)*)                  11,695    9,166   23,219     153%
OPEX per earning day (USD/day)**)                -5,109   -5,208   -5,501       6%
Operating C/F per earning day (USD/day)***)       2,929      606   14,327    2264%
----------------------------------------------------------------------------------

Handysize vessels
----------------------------------------------------------------------------------
Available earning days                            1,258      356      303     -15%
TCE per earning day (USD/day)*)                   8,706    7,526   15,963     112%
OPEX per earning day (USD/day) **)               -3,058   -3,442   -3,112     -10%
Operating C/F per earning day (USD/day)***)       4,135    2,664   11,187     320%
----------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses

**)  Operating expenses for own vessels.

***) TCE earnings less operating expenses and charter hire.

UNALLOCATED

Unallocated items consist of an amount of DKK 850 mill. which is made up of unallocated financial items including the unrealised gain on the NORDEN holding of DKK 847 mill. Unallocated items furthermore consist of minor items connected with adjustments related to the Liner activity, which was sold in 2002.

FLEET DEVELOPMENT

During the first quarter of 2004, TORM took delivery of the LR1 product tanker TORM Estrid, and during the same period exercised purchase options on two time-chartered vessels, TORM Baltic and TORM Marlene at favourable prices. These two vessels will be delivered in the second quarter 2004. During the period, TORM also purchased the MR product tanker TORM Alice from the Company's pool partner Rederi AB Gotland.

TORM's order book currently consists of six newbuildings (one LR1 product tanker due for delivery in the summer of 2004 and five LR2 product tankers for delivery during 2006-2008) with a total value of more than USD 200 mill.

Since the end of 2003, vessel values have generally increased substantially both for tankers and bulk carriers.

The certification of the Company's ships to conform to the so-called ISPS code, which consists of a number of security requirements aimed at the risk of terrorism described in the Annual Report 2003, is proceeding according to plan. As such, more than two thirds of vessels under TORM's technical management are already certified, with the remainder expected to have certification in place well ahead of the 1 July 2004 deadline.

CHINA

In recent years, ship owners have placed great emphasis on the Chinese market. Within the dry bulk segment, the primary reason for the significant increases in freight rates have to a very large degree been the result of a vast increase in the import to China of raw materials, especially iron ore. China is now also the world's second largest consumer of oil and a gradual liberalisation in the import of clean petroleum products is expected to lead to an increase in the import of refined products to the country. In 2003 alone, the import of clean petroleum products to China increased by 50%. China's demand is, however, not as crucial in the product tanker market, as the import of refined products is limited, though rapidly increasing.

After the end of the first quarter of 2004, the Chinese authorities adopted a number of measures aimed at avoiding the risk of overheating in the Chinese economy. These measures are expected to result in a more modest Chinese growth for the remainder of 2004, but in the medium to long term, the outlook for both the Chinese and far eastern markets generally continue to look promising for shipping.

TORM has during the first quarter of 2004 strengthened the Company's existing organisation in Singapore. The majority of the Company's activities today is in the Far East and Middle East and as such, an increased presence will support continued growth in this market.

CREWING

In order to achieve greater control over key elements of ship operations, TORM has decided to open its own office in the Philippines and thereby even better than previously control the recruitment and training of Filipino officers and seamen. To date, this has been handled by a local crewing agency.

PRODUCT TANKER POOLS

The three product tanker pools consisted of a total of 63 ships as per 31 March 2004. During the first quarter 2004, the net increase in the three pools was two vessels. Based on the delivery of vessels already on order, the three pools will consist of 76 vessels by the end of 2004.

There are on-going discussions with a number of potential partners about the possibility of participating in the three pools.

EXPECTATIONS FOR 2004

Freight rates for the first quarter of 2004 and the beginning of the second quarter of 2004 for the Tanker Division has been higher than expected in the 2003 Annual Report. The improved freight rate picture is due to the combination of satisfactory economic growth, historically low inventories for refined oil products, together with the removal from the market of a significant number of older, single hulled tankers due for demolition. The increase in demolition is due not only to the less favourable trading conditions for this type of vessel, but also to the very high scrap prices - reflecting the strong demand for steel.

In the Bulk Division, freight rates for the first quarter 2004 was in line with the expectations expressed in the 2003 Annual Report, but were below expectations in the beginning of the second quarter 2004. Due to a slow start to the grain export from South America combined with Chinese action to dampen the rapid growth in the economy freight rates were falling towards the end of first quarter and into second quarter 2004. However, freight rates are still at an attractive level.

76% of the available earning days of the Company's Panamax bulk vessels in 2004 were covered at an average rate of USD 24,750 per day, as at 30 April 2004. The measures taken in China lead to expectations of a continued strong demand and thereby attractive freight rate levels, as the addition of newbuildings to the world fleet in the period 2004-06 in both Panamax and Handysize is limited.

Expectations for TORM's profit before tax is minimum DKK 750-800 mill., excluding value adjustments to the NORDEN shareholding. The unrealised gain on the NORDEN holding in 2004 was as at 18 May 2004 DKK 506 mill., based on a NORDEN shares price of DKK 2,000/share.

The forecast is based on a USD/DKK exchange rate of 6.00.

--------------------------------------------------------------------------------
SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.
--------------------------------------------------------------------------------

ACCOUNTING POLICIES

The accounts for the first quarter 2004 have been prepared using the same accounting policies as for the 2003 Annual Report.

The accounting policies are described in more detail in the 2003 annual report.

The quarterly report for the first quarter of 2004 is unaudited, in line with normal practice.

TELEPHONE CONFERENCE AND WEBCAST

TORM invites financial analysts and investors to a telephone conference, where the quarterly report for first quarter 2004 will be discussed, on Monday 24 May 2004 at 17.00 hours Danish time. The telephone conference will be conducted in English and will be hosted by Klaus Kjaerulff, CEO and Klaus Nyborg, CFO. To participate please call 10 minutes prior to the start of the telephone conference on +45 32 71 46 11 (from Europe) or +1 334 420 4950 from the U.S. The telephone conference will also be accessible via the Internet (www.torm.com), from where the presentation used in the telephone conference can also be downloaded.

Income statement

--------------------------------------------------------------------------------
                                                                GROUP
                                                       -------------------------
                                                         First    First
                                                       quarter   quarter    2003
                                                          2004      2003
DKK mill.
--------------------------------------------------------------------------------

Net revenue                                                610       502   1,928
Port expenses and bunkers                                 -123      -185    -621
                                                       -------------------------

Time Charter Equivalent Earnings                           487       317   1,307

Charter hire                                               -84       -95    -405
Technical running costs                                    -70       -69    -255
                                                       -------------------------

Gross profit                                               333       153     647

Profit on sale of vessels and interests                      0         0       0
Administrative expenses                                    -33       -27    -126
Other operating income                                      17        13      51

                                                       -------------------------

Profit before depreciation                                 317       139     572

Depreciation                                               -50       -44    -177
                                                       -------------------------

Profit before financial items                              267        95     395

Net gain/(loss) from other investments
  and securities                                           851        10     682
Other financial items                                      -22        -4     -25
                                                       -------------------------

Profit before tax                                        1,096       101   1,052

Tax                                                          0         0      -1
                                                       -------------------------

Net profit                                               1,096       101   1,051
                                                       =========================

--------------------------------------------------------------------------------

Balance sheet

--------------------------------------------------------------------------------
                                                           GROUP
                                           -------------------------------------
                                           31 March 2004        31 December 2003
DKK mill.
--------------------------------------------------------------------------------

ASSETS
FIXED ASSETS
Tangible fixed assets
Leasehold improvements                                 1                       2
Land and buildings                                     2                       3
Vessels and capitalized dry-docking                3,314                   2,944
Prepayment on vessels under construction             199                     229
Other plant and operating equipment                   14                      15
                                           -------------------------------------
                                                   3,530                   3,193
                                           -------------------------------------

Financial fixed assets
Other investments                                  1,824                     976
                                           -------------------------------------
                                                   1,824                     976
                                           -------------------------------------

TOTAL FIXED ASSETS                                 5,354                   4,169
                                           -------------------------------------

CURRENT ASSETS
Inventories
Inventories of bunkers                                29                      26
                                           -------------------------------------

Accounts receivables
Freight receivables, etc.                            142                     147
Other receivables                                     62                      51
Prepayments                                           11                      22
                                           -------------------------------------
                                                     215                     220
                                           -------------------------------------
Securities
Bonds                                                338                     316
                                           -------------------------------------

Cash at bank and in hand                             292                     163
                                           -------------------------------------

TOTAL CURRENT ASSETS                                 874                     725
                                           -------------------------------------

TOTAL ASSETS                                       6,228                   4,894
                                           =====================================

--------------------------------------------------------------------------------

Balance sheet

--------------------------------------------------------------------------------
                                                                    GROUP
                                                         -----------------------
                                                         31 March   31 December
                                                             2004          2003
DKK mill.
--------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY
Common shares                                                 182           182
Own shares                                                    -46           -52
Retained profit                                             3,205         2,116
Proposed dividend                                             218           218
                                                         -----------------------

TOTAL SHAREHOLDERS' EQUITY                                  3,559         2,464
                                                         -----------------------

LIABILITIES
Long-term liabilities
Mortgage debt and bank loans                                2,096         1,701
Capitalized lease obligations                                   0             0
                                                         -----------------------
                                                            2,096         1,701
                                                         -----------------------

Current liabilities
Next year's repayments on mortgage debt and bank loans        308           295
Capitalized lease obligations                                   0           181
Trade accounts payable                                         78            96
Other liabilities                                             135           102
Accruals                                                       52            55
                                                         -----------------------
                                                              573           729
                                                         -----------------------

TOTAL LIABILITIES                                           2,669         2,430
                                                         -----------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  6,228         4,894
                                                         =======================

--------------------------------------------------------------------------------

Cash flow statement

---------------------------------------------------------------------------

                                                              -------------
                                                              First quarter
                                                                       2004
DKK mill.
---------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items                                           267
Interest income, exchange rate gains and dividends received               6
Interest expenses                                                       -22
                                                              -------------
                                                                        251
Adjustments:
Reversal of depreciation and impairment loss                             50
Reversal of other non-cash movements                                     -6
Change in inventories, accounts receivables and payables                 13
                                                              -------------

Net cash inflow from operating activities                               308
                                                              -------------

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                                    -311
Investment in equity interests and securities                             0
Sale of fixed assets                                                      0
     including profit on sale of vessels                                  0
     (included in operating activities)
                                                              -------------

Net cash inflow/(outflow) from investing activities                    -311
                                                              -------------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                                                425
Repayment/redemption, mortgage debt                                    -181
Repayment/redemption, lease liabilities                                 -69
Dividends paid                                                            0
Purchase/disposals of own shares                                          6
Settlement share options                                                -27
                                                              -------------

Cash inflow/(outflow) from financing activities                         154
                                                              -------------

Increase/(decrease) in cash and cash equivalents                        151

Cash and cash equivalents,
   including bonds, at 1 January                                        479
                                                              -------------

Cash and cash equivalents,
   including bonds, at 31 March                                         630

---------------------------------------------------------------------------

Shareholders' equity

--------------------------------------------------------------------------------
                                                                       GROUP
                                                                   -------------
                                                                   First quarter
DKK mill.                                                                   2004
--------------------------------------------------------------------------------

Balance at 1 January 2004                                                  2,464
Exchange rate adjustment arose upon translation from
   measurement currency to presentation currency                              31
Fair value adjustment of derivative financial instruments                    -11
Exercise share options                                                       -27
Disposal of own shares at cost                                                 6
Net profit for the period                                                  1,096
                                                                   -------------

Balance at 31 March 2004                                                   3,559

--------------------------------------------------------------------------------

Reconciliation to United States Generally Accepted Accounting Policies (US
GAAP), as of 31 March 2004:

--------------------------------------------------------------------------------
                                                      Net Income   Shareholders'
                                                                       Equity
                                                      --------------------------
DKK mill.

Income/Shareholders' equity as reported under
Danish GAAP                                                1,096           3,559

Dry-docking costs                                              0             -42
Write-down on vessels                                          0             -11
Unrealized gain on marketable securities                    -850               0
Derivative financial instruments                             -12               0
Share options                                                -64             -41
Deferred tax                                                  -1            -356

                                                      --------------------------
Income/Shareholders' equity in accordance with
US GAAP                                                      169           3,109
--------------------------------------------------------------------------------

Exhibit 2
---------

SHARE STATEMENT No. 9 - 2004

24 May 2004

This is to notify you of changes in the shareholdings of the company's insiders pursuant according to the Danish Securities Trading Act.

--------------------------------------------------------------------------------
Securities     Trade date   Holding     Market     Total Holding    Total market
  code                      number      value          number           value
--------------------------------------------------------------------------------
DK0010281468   21.05.2004   -12,170  1,992,925.12    1,182,022    193,768,864.00
--------------------------------------------------------------------------------

A/S Dampskibsselskabet TORM
Contact person: Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

Exhibit 3
---------

SHARE STATEMENT No. 10 -2004

25 May 2004

This is to notify you of changes in the shareholdings of the company's insiders pursuant according to the Danish Securities Trading Act.

--------------------------------------------------------------------------------
Securities     Trade date   Holding     Market     Total Holding    Total market
  code                      number      value          number           value
--------------------------------------------------------------------------------
DK0010281468   19.05.2004   -1,900   304,950.00      2,370,126    358,315,520.00
--------------------------------------------------------------------------------
DK0010281468   24.05.2004   -6,000   912,000.00      2,370,126    358,315,520.00
--------------------------------------------------------------------------------

A/S Dampskibsselskabet TORM
Contact person: Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)


Dated: May 27, 2004                                 By: /s/ Klaus Nyborg
                                                        -----------------------
                                                        Klaus Nyborg
                                                        Chief Financial Officer

03810.0001 #489519